                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                      -------------------------------------

                               AMENDMENT NO. 1 TO
                                   SCHEDULE TO
                                 (RULE 14d-100)
       TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OR 13(e)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                      -------------------------------------

                            WHITEHALL JEWELLERS, INC.
                            (Name of Subject Company)

                      -------------------------------------

                              JWL ACQUISITION CORP.
                            NEWCASTLE PARTNERS, L.P.
                       (Names of Filing Persons--Offeror)

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                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                      -------------------------------------

                                    965063100
                      (CUSIP Number of Class of Securities)

                      -------------------------------------

                                 MARK E. SCHWARZ
                                 MANAGING MEMBER
                            NEWCASTLE PARTNERS, L.P.
                         300 Crescent Court, Suite 1110
                               Dallas, Texas 75201
                                 (214) 661-7474
                                 --------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                 and Communications on Behalf of Filing Persons)

                                   COPIES TO:
                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------

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        TRANSACTION VALUATION*                            AMOUNT OF FILING FEE**

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             $14,331,379                                         $1,533

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*    Estimated  for  purposes  of  calculating  the  amount of filing  fee only.
     Transaction value derived by multiplying  11,942,816 (the maximum number of shares of common  stock of subject  company  estimated  to be  acquired  by
     Offeror) by $1.20 (the purchase price per share offered by Offeror).

**   The amount of the filing fee,  calculated in  accordance  with Rule 0-11 of the Securities and Exchange Act of 1934, as amended,  and Fee Rate Advisory
     No.  5 for  fiscal  year  2006,  equals  $107.00  per  million  dollars  of transaction value. The filing fee was perviously paid.

|X|  Check box if any part of the fee is offset as provided  by Rule  0-11(a)(2)
     and identify the filing with which the offsetting fee was previously  paid.
     Identify the previous filing by registration  statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid:    $1,533    Filing Party: Newcastle Partners, L.P.
      Form or Registration No.:  SC TO-T   Date Filed:   December 5, 2005

|_|   Check the box if the filing relates  solely to preliminary  communications made before the commencement of a tender offer.

      Check the appropriate  boxes below to designate any  transactions to which the statement relates:
      |X| third-party tender offer subject to Rule 14d-1.
      |_| issuer tender offer subject to Rule 13e-4.
      |_| going-private transaction subject to Rule 13e-3.
      |_| amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results
of the tender offer. |_|

ITEMS 1 THROUGH 9, AND ITEM 11.

      This  Amendment No. 1 to Tender Offer  Statement on Schedule TO amends and supplements  the  statement  originally  filed on December 5, 2005 by  Newcastle
Partners,  L.P., a Texas limited  partnership  ("Parent"),  and JWL  Acquisition
Corp. (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of
Parent.  This  Schedule TO relates to the offer by the Purchaser to purchase all outstanding  shares of  common  stock,  par  value  $0.001  per  share,  and the
associated  preferred  stock  purchase  rights  (together,   the  "Shares"),  of
Whitehall Jewellers,  Inc., a Delaware corporation (the "Company"), at $1.20 per
Share, net to the seller in cash,  without interest,  upon the terms and subject to the  conditions  set forth in the Offer to Purchase,  dated  December 5, 2005
(the "Offer to Purchase"),  and in the related Letter of Transmittal,  copies of which are attached  hereto as Exhibits  (a)(1)(i) and  (a)(1)(ii),  respectively
(which,  together  with any  amendments  or  supplements  thereto,  collectively constitute the "Offer").  The information set forth in the Offer to Purchase and the related  Letter of  Transmittal  is  incorporated  herein by reference  with respect to Items 1 through 9 and 11 of this Schedule TO.

ITEM 10.    FINANCIAL STATEMENTS.

      Not applicable.

ITEM 12.    EXHIBITS.

      (a)(1)(i)   Offer to Purchase dated December 5, 2005.*

      (a)(1)(ii)  Form of Letter of Transmittal.*

      (a)(1)(iii) Form of Notice of Guaranteed Delivery.*

      (a)(1)(iv)  Form of Letter to Brokers,  Dealers,  Commercial Banks,  Trust
                  Companies and Other Nominees.*

      (a)(1)(v)   Form  of  Letter  to  Clients  for  use by  Brokers,  Dealers,
                  Commercial Banks, Trust Companies and Other Nominees.*

      (a)(1)(vi)  Guidelines for Certification of Taxpayer Identification Number
                  on Substitute Form W-9.*

      (a)(1)(vii) Form of summary advertisement, dated December 5, 2005.*

      (a)(5)(i)   Text of press  release  issued by Parent,  dated  November 29,
                  2005.*

      (a)(5)(ii)  Text of press  release  issued by Parent,  dated  December  5,
                  2005.*

      (a)(5)(iii) Letter sent by Parent to Chairman of the Special Committee of the Board of Directors of the Company, dated December 20, 2005.

      (b)         Not applicable.

      (c)         Not applicable.

      (d)         Joint Filing Agreement by and among Newcastle Partners,  L.P.,
                  Newcastle Capital Management,  L.P.,  Newcastle Capital Group,
                  L.L.C.,  Mark E. Schwarz,  Steven J. Pully and John P. Murray,
                  dated November 29, 2005.*

      (e)         Not applicable.

      (f)         Not applicable.

      (g)         Not applicable.

      (h)         Not applicable.

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* Previously filed

                                    SIGNATURE

      After due inquiry and to the best of my  knowledge  and belief,  I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 20, 2005

                                          NEWCASTLE PARTNERS, L.P.

                                          By: Newcastle Capital Management, L.P.
                                              its General Partner

                                          By: Newcastle Capital Group, L.L.C.
                                              its General Partner

                                          By: /s/ Mark E. Schwarz
                                              -----------------------------------
                                          Name: Mark E. Schwarz
                                          Title: Managing Member

                                          JWL ACQUISITION CORP.

                                          By: /s/ John P. Murray
                                              -----------------------------------
                                          Name: John P. Murray
                                          Title: President and Secretary

                                  EXHIBIT INDEX

(a)(1)(i)   Offer to Purchase dated December 5, 2005.*

(a)(1)(ii)  Form of Letter of Transmittal.*

(a)(1)(iii) Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)  Form of Letter to Brokers,  Dealers,  Commercial Banks,  Trust
            Companies and Other Nominees.*

(a)(1)(v)   Form  of  Letter  to  Clients  for  use by  Brokers,  Dealers,
            Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)  Guidelines for Certification of Taxpayer Identification Number
            on Substitute Form W-9.*

(a)(1)(vii) Form of summary advertisement, dated December 5, 2005.*

(a)(5)(i)   Text of press  release  issued by Parent,  dated  November 29,
            2005.*

(a)(5)(ii)  Text of press  release  issued by Parent,  dated  December  5,
            2005.*

(a)(5)(iii) Letter sent by Parent to Chairman of the Special Committee of the Board of Directors of the Company, dated December 20, 2005.

(b)         Not applicable.

(c)         Not applicable.

(d)         Joint Filing Agreement by and among Newcastle Partners,  L.P.,
            Newcastle Capital Management,  L.P.,  Newcastle Capital Group,
            L.L.C.,  Mark E. Schwarz,  Steven J. Pully and John P. Murray,
            dated November 29, 2005.*

(e)         Not applicable.

(f)         Not applicable.

(g)         Not applicable.

(h)         Not applicable.

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* Previously filed